EXHIBIT 99.1

Bellatrix Announces Alder Flats Plant Phase 2 Start-Up, Updated Commodity Risk Management Contracts and Updated 2018 Guidance

CALGARY, Alberta, April 03, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix”, “we”, “our” or the “Company”) (TSX:BXE) (NYSE:BXE) announces the start-up of the Phase 2 expansion project at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), an update of commodity risk management contracts, and revised 2018 corporate guidance.

Bellatrix Alder Flats Plant Phase 2 Fully Commissioned in March, Ahead of Schedule and Under Budget

The Phase 2 expansion project of the Alder Flats Plant was fully commissioned mid-March and began selling volumes March 19, 2018.  The project more than doubles throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf/d), was brought on-stream safely ahead of schedule, and was delivered approximately 5% under budget.  The Alder Flats Plant has successfully tested inlet volumes of approximately 210 MMcf/d (combined between both Phase 1 and 2), and is performing in-line with expectations.  The turbo expander is operational on Phase 2, which was designed with a colder process, thereby enhancing natural gas liquid (“NGL”) extraction capabilities.  Combined NGL recovery at the Alder Flats Plant increases to approximately 55 to 60 bbl/MMcf, from approximately 45 bbl/MMcf under Phase 1; this is in addition to an expected condensate yield of an additional 10 bbl/MMcf.

Completion of Phase 2 adds an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest.  Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from third party processing plants to theAlder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder Flats Plant are approximately $0.16/mcf, providing significant cost benefits for the Company.  The redirection of natural gas volumes from more expensive third-party plants are anticipated to deliver reductions in production expenditures in 2018 to a range of $7.65/boe to $8.00/boe, based on the Company’s updated production volume guidance discussed below.  The completion of Phase 2 is anticipated to drive improved revenue generation through additional higher margin NGL extraction of approximately 10 to 35 bbl/MMcf over third party plants, resulting in an average corporate liquid weighting of approximately 26% in 2018, which we expect to, in turn, drive enhanced corporate profit margins and cash flow.

The Phase 2 expansion project represents the last stage of our multi-year infrastructure build out.  With our long term infrastructure build out complete, Bellatrix expects the majority of capital investment to be utilized directly in drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term.  Management expects that its existing facilities and processing capacity provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.

Updated Commodity Price Risk Management Protection and Market Diversification Initiatives

During the first quarter of 2018, Bellatrix added to its commodity price risk management protection to further reduce the impact of price volatility on our business. Specifically, Bellatrix has added AECO natural gas fixed price swap contracts in the summer 2018 and summer 2019 months to insulate against potential seasonal weakness in local spot natural gas prices.

Including the new price risk management contracts, Bellatrix has approximately 70.7 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $2.96/mcf, representing approximately 45% of forecast 2018 natural gas volumes. Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 26% of the Company’s forecast 2018 natural gas volumes.

In combination, the market diversification sales and fixed price hedges cover approximately 2/3 of natural gas volumes in 2018 and 55% in 2019 (based on the mid-point of 2018 average production guidance).  A summary of Bellatrix’s 2018 through 2020 commodity price risk management contracts as at March 31, 2018 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Natural gas	Fixed price swap	April 1, 2018 to October 31, 2018	7.9 MMcf/d	$1.74/mcf
Natural gas	Fixed price swap	April 1, 2019 to October 31, 2019	17.6 MMcf/d	$2.03/mcf
Natural gas	AECO/NYMEX basis swap	April 1, 2018 to October 31, 2018	10,000 MMBtu/d	-US$1.24/MMBtu
Natural gas	AECO/NYMEX basis swap	April 1, 2019 to October 31, 2020	10,000 MMBtu/d	-US$1.24/MMBtu
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Sold C$WTI call	April 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00/bbl
Crude oil	Sold C$WTI call	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00/bbl
Crude oil	Fixed price swap	January 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14/bbl

(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.3Mj/m3.

Bellatrix’s market diversification contracts as at March 31, 2018 include:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d

Updated 2018 Guidance

Bellatrix’s management believes that preserving balance sheet strength and liquidity, while optimizing production levels is a prudent strategy given current commodity prices.  Bellatrix is therefore reducing its expected capital expenditure budget to a range of $55 to $60 million (down from a range of $65 million to $80 million) which reduces annual average production guidance by 1,000 to 1,500 boe/d.

Bellatrix plans to fund the reduced capital budget through adjusted funds flow while reducing the potential for additional debt or bank line utilization through the end of 2018.  The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.

	Revised 2018 Annual Guidance (April 3, 2018)	Previously Set 2018 Annual Guidance (December 14, 2017)
Production (boe/d)
2018 Average daily production	34,000 – 35,500	35,000 – 37,000
Production Mix (%)
Natural gas	74	74
Crude oil, condensate and NGLs	26	26
Net Capital Expenditures ($000)(1)
Total net capital expenditures	55,000 – 65,000	65,000 – 80,000
Expenses
Production expense ($/boe)(2)	7.65 – 8.00	7.50 – 7.90

(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees.

Reader Advisories:

BARRELS OF OIL EQUIVALENT: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CAPITAL PERFORMANCE MEASURES: This press release contains the term "adjusted funds flow " which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in the Company's most recent management's discussion and analysis, which may be accessed through the SEDAR website (www.sedar.com). Adjusted funds flow per share is calculated using the weighted average number of shares for the period.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements pertaining to: the Company's updated 2018 capital budget, including the strategic objectives of such budget and the details of the expenditures and expected timing of such expenditures relating to such budget; updated 2018 guidance, including expected capital expenditures, future production volumes, production mix, and production expenses; Bellatrix's strategic objectives for the Company's planned 2018 development activity, the intent that the 2018 drilling program will be focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play, the expectation that Bellatrix will be able to accelerate or decelerate capital expenditures throughout the year, the expectation that the Company may enhance adjusted funds flow in 2018 through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity, expectations regarding outstanding bank debt and available liquidity; expectations regarding future commodity prices; the percent of forecast future crude oil and natural gas volumes hedged, the percent of forecast natural gas volumes subject to AECO pricing, the percent of forecast crude oil and natural gas production volumes subject to hedges or market diversification, the expectation that the Company's risk management strategy provides reduced price volatility and greater assurance over future revenue and operating funds flow, the expected capacity of the Alder Flats Plant upon completion of Phase 2, expected benefits of completion of the Alder Flats Plant including reductions in production expenditures, increased liquids extraction and expected improvements in corporate profit margins and cash flow, the expectation that after completion of Phase 2 of the Alder Flats Plant the majority of Bellatrix's 2018 capital investment will be utilized directly in drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term, and the expectation that completion of Phase 2 of the Alder Flats Plant will provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d with minimal future facility related capital. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com